June 16, 2022

The Board of Directors

Radius Health, Inc.

22 Boston Wharf Road

7th Floor

Boston, Massachusetts 02210

Attention: Owen Hughes, Chairman

Dear Members of the Board of Directors (the “Board”):

I am writing you on behalf of Rubric Capital Management LP (together, “Rubric”, “we”, or “our”), whose managed funds and accounts collectively own approximately 14.62% of the common stock of Radius Health, Inc. (the “Company” or “Radius”). In light of the back-and-forth commentary of the ongoing proxy contest between the Company and the Velan-Repertoire group, we felt compelled to write this letter in response to the Company’s assertion that the activists are engaging in this process “presumably for the short-term benefit of two stockholders whose combined beneficial ownership is approximately 5% of our Company.”1 After this letter it should be clear to the Board that other shareholders with significant holdings have serious concerns about the corporate governance at Radius.

We believe that unlocking the value potential in Radius will result from:

1.	Maximizing the value of Tymlos
2.	Maximizing the value of the elacestrant royalty
3.	Generating cash flows to maximize the value of the Company’s tax attributes
4.	Putting in place and empowering the best possible team

1. Maximizing the value of Tymlos

We believe Tymlos to be a strong asset, sustainably differentiated from other anabolic agents, with robust economics and a longer patent life than the market appreciates. These characteristics should warrant a premium valuation, even absent rapid growth, but have been hidden within Radius due to the Company’s constant (and to date, fruitless) efforts in R&D (first the transdermal patch program, and now RAD011) which prevent those economics from generating cash flows.

Along with Q2 2021 earnings, the current management team presented the following slide which we found helpful at showing the underlying financial profile of Tymlos.

1 https://www.sec.gov/Archives/edgar/data/1428522/000119312522167901/d312837ddefa14a.htm at p.4

This year, according to sell side estimates, subcutaneous Tymlos is expected to generate $229 million in sales, while Radius is expected to receive $11 million in royalties for Tymlos internationally. According to the cost structure laid out above, Radius should generate ~$95 million in EBITDA from SC, but as this includes expenses for the now concluded ATOM study, we assume $30 million can be cut from SC R&D for a total of $125 million in EBITDA from SC. Adding to this $5 million in EBITDA from royalties and subtracting ~$30 million corporate expense (which should be conservative given the 20% non-sales headcount reduction announced in December) – we see potential for Radius to achieve $100 million in EBITDA before accounting for RAD011. Assuming a conservative 6.0x current year EBITDA, the Tymlos franchise alone is worth $600 million, or about the total enterprise value of Radius today. The market is therefore implying that it places no value on the royalties and milestones from elacestrant, the RAD011 program or the significant federal net operating loss carryforwards.

2. Maximizing the value of the elacestrant royalty

Considering the above, we think the market is significantly undervaluing the elacestrant royalty and Radius should consider, over time, strategic alternatives to bring this value to the fore. Again, we will refer to the Company’s own slides to demonstrate the value potential here:

Distilling this slide into value for Radius shareholders, if we take the net present value of these cash flow streams, while adding the present value of a portion of the milestones (which comprise a total of $20 million for development and $300 million for sales), we believe the royalty to be worth between $150 -$340 million to potential royalty acquirors.

3. Generating cash flows to maximize the value of the Company’s tax attributes

Radius has over $1 billion in federal net operating loss carryforwards (“NOLS”). These losses can be used to offset taxable income and the net present value of those NOLS is maximized by bringing forward as much taxable gains as possible. Spending on R&D therefore imposes a particularly high hurdle for Radius and requires a robust framework to ensure spending programs like RAD011 are being evaluated in light of the impact on the net present value of the Company’s cash flows.

Combining our value for the Tymlos franchise, our range of values for the NPV of the royalty, and $175M in NPV value for the NOLs, we think Radius shares are worth between $13.00 - $17.00 per share, or 80% - 135% upside from the current share price.

4. Putting in place and empowering the best possible team

As with all the companies we invest in, we aspire to see the best possible team put on the field every day and expect that team to be overseen by a board of diverse, capable, and independent directors. Independence has been a core principle of good corporate governance for decades, and in recent years that principle has been lacking at Radius. This has been outlined in one of Velan-Repertoire’s missives, but it is worth repeating here: after Mr. Martin’s appointment as CEO and director of Radius, the three directors subsequently appointed all have clear connections to Mr. Martin through his prior employment at either Malin plc or Novan Inc. This left the Board—until the most recent (and obviously defensive) two board appointments following the Velan-Repertoire 13D—with five members of an eight-member board all sharing prior relationships and loyalties, raising serious questions around independence. During Mr. Martin’s tenure at Novan and Malin, the shares in those companies declined 63% and 1%, respectively, on an annualized basis. We are not sure how the Radius Board benefits by adding a squad of Mr. Martin's allies pulled from those companies.

To be clear, we have no affiliation with Velan or Repertoire and are not acting in concert with either. Before the filing of their 13D, we had never heard of either firm. That said, we suspected an activist might appear in Radius based on the interactions we had with the Company in early March 2022, which appeared designed to disenfranchise Rubric at the upcoming annual meeting. Upon reading the background section of the Velan-Repertoire proxy, we now know that the same day Velan-Repertoire had a call with the Company notifying them of their intention to file a 13D, we had a call with the Company in which Radius suggested it might make sense to have Rubric sign a nondisclosure agreement (“NDA”) to discuss its strategy in more detail. The NDA Radius sent (but that Rubric did not sign) three days later contained the following language:

You agree that you will not, directly or indirectly, for one (1) year after the date hereof:

make, participate in or encourage any “solicitation” (as such term is used in the proxy rules of the Securities and Exchange Commission (the “SEC”)) of proxies or consents with respect to the election or removal of directors or any other matter or proposal or seek to advise, encourage or influence any person with respect to the voting or tendering of any securities of [Radius.]

We view this NDA standstill clause—delivered to us before we had heard of Velan-Repertoire or their 13D had been filed with the SEC—to be a pre-emptive attempt on the part of Radius to muzzle its second largest shareholder in the event of a proxy contest. In our view, this is the behavior of a Board and management team that are not aligned with their shareholders and is unacceptable at any company.

For these reasons and more, we intend to vote for the Velan-Repertoire slate.

Sincerely,

David Rosen

Rubric Capital Management LP